Sirit Inc.
372 Bay Street, Suite 1100
Toronto, ON
M5H 2W9 Canada

Tel: 416.367.1897
Toll Free: 800.498.8760
Fax: 416.367.1435
Web site: www.sirit.com

[redacted]

March 12, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Appended please find a copy of

News Release #08-03 titled "Sirit and RSI ID Technologies to Join Forces"

Yours truly,

s/

p.p. Anastasia Chodarcewicz
Vice President Finance, Chief Financial Officer
and Corporate Secretary

/encl.

dlw 3/25

NEWS RELEASE

NR#08-03

FOR MORE INFORMATION:
Anastasia Chodarcewicz
Sirit Inc.
(416) 367-1897 x227
achodarcewicz@sirit.com

Wolf Bielas
RSI ID Technologies, Inc.
(619) 210-0070
wolfb@rsiid.com

Sirit and RSI ID Technologies to Join Forces

Strategic union creates comprehensive suite of RFID solutions

Toronto, ON - March 4, 2008 - Sirit Inc. ("Sirit") (TSX: SI), a leading provider of radio frequency identification ("RFID") technology, announces that it has entered into a definitive agreement to acquire RSI ID Technologies, Inc. ("RSI"). RSI is an industry leading, vertically integrated manufacturer of antennas, inlays and tags for specialized, passive RFID applications.

The combination of Sirit's broad range of readers and modules with RSI's suite of innovative RFID antenna design and inlay manufacturing capabilities creates a highly competitive integrated solution for Sirit and RSI customers. This enables the combined entity to offer more complete end-to-end solutions to the marketplace.

Sirit and RSI's broad operational experience in the RFID market will be seamlessly integrated to dramatically expand the scope of opportunities, creating the perfect solution for demanding environment applications such as Livestock Tracking, Media & Entertainment and Homeland Security. In the automatic vehicle identification sector, Sirit's extensive experience in reliably reading tags in vehicles at speeds of up to 160km/hr in harsh weather conditions, paired with RSI's unique passive tag solutions supports the increasing demand worldwide for Electronic Vehicle Registration (EVR) solutions that Sirit and RSI are jointly pursuing.

"This deal represents a key strategic growth opportunity for Sirit, building upon our readers and specialized active tag product offerings. The combination with RSI will assist us to attain our goals of increasing revenue, strengthening of our intellectual property portfolio and expanding our geographic presence," explained Norbert Dawalibi, President and CEO, Sirit Inc.

"Sirit is a perfect fit for RSI to reach its next stage of growth," added Wolf Bielas, CEO, RSI ID Technologies, Inc. "We evaluated many opportunities for both investment and strategic partnerships in the RFID space. Sirit's strategy and product offering resulted in the best fit and highest growth opportunity for both companies and we at RSI are very excited to join the Sirit team."

The deal will be structured as an all stock transaction with an initial payment of 10 million Sirit Common Shares plus additional shares to be issued over a 21 month period based on achieving certain financial targets. The transaction is subject to receipt by Sirit of all requisite regulatory approvals including the Toronto Stock Exchange and is expected to close on or about April 1, 2008. RSI will continue to operate out of their California based location.

About Sirit Inc.
Sirit Inc. (TSX: SI) is a leading provider of Radio Frequency Identification (RFID) technology worldwide. Harnessing the power of Sirit's enabling-RFID technology, customers are able to more rapidly bring high quality RFID solutions to the market with reduced initial engineering costs. Sirit's products are built on more than 14 years of RF domain expertise addressing multiple frequencies (LF/HF/UHF), multiple protocols and are compliant with global standards. Sirit's broad portfolio of products and capabilities can be customized to address new and traditional RFID market applications including Supply Chain & Logistics, Cashless Payment (including Electronic Tolling), Access Control, Automatic Vehicle Identification, Near Field Communications, Inventory Control & Management, Asset Tracking and Product Authentication. For more information, visit www.sirit.com.

About RSI ID Technologies, Inc.
RSI ID Technologies, Inc. is a leading, vertically integrated manufacturer of antennas, inlays, and tags. RSI ID's core skills in rapid tag design and high quality manufacturing of inlays and labels, coupled with its extensive systems design and integration expertise, enable it to deliver innovative solutions to complex RFID problems across global markets. Established in 1991, RSI ID offers a full line of HF and UHF RFID labels, readers, and software to customers in a broad range of industries. To find out more about RSI's RFID products, please visit www.rsiid.com.

Cautionary Note Regarding Forward Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business which are discussed in the section entitled "Description of the Business - Risks Factors" in Sirit's Annual Information Form dated March 19, 2007 as filed with the securities regulatory authorities in Canada via SEDAR. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Sirit does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, further events or otherwise.

END